UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER

1-7293

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	June 30, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

Tenet Healthcare Corporation
Full Name of Registrant

N/A
Former Name if Applicable

13737 Noel Road
Address of Principal Executive Office

Dallas, Texas 75240
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Tenet Healthcare Corporation (the “Registrant”) was unable to file its Form 10-Q for the quarter ended June 30, 2005 (“Form 10-Q”) by the August 9, 2005 due date for the reasons discussed below.  The Registrant also expects, for the same reasons, that it will be unable to file the Form 10-Q by August 14, 2005 and, therefore, is not requesting the five-day extension permitted by Rule 12b-25(b) under the Securities Exchange Act of 1934, as amended.

The Registrant announced on July 20, 2005 that developments arising out of a previously disclosed Securities and Exchange Commission (“SEC”) investigation would most likely cause a delay in the filing of the Form 10-Q with the SEC.  The SEC’s investigation relates to the Registrant’s disclosures regarding its receipt of certain Medicare outlier and managed care stop loss payments prior to 2003.  At the request of the SEC, the Registrant is investigating allegations made by a former employee that inappropriate contractual allowances for managed care contracts may have been established at three California hospitals through at least fiscal year 2001.  If the allegations were found to be true, net operating revenues for those periods could have been understated and net operating revenues for subsequent periods could have been overstated if such contractual allowances were established and later reversed.

The audit committee of the Registrant’s board of directors has instructed its independent outside counsel to investigate the allegations.  The independent outside counsel has retained the Huron Consulting Group to conduct a forensic accounting review of the allegations, including an examination of whether similar issues might have affected other of the Registrant’s hospitals.  As a result of this ongoing review, the Registrant has been unable to finalize certain information necessary to complete the preparation of the Form 10-Q, and, consequently, KPMG LLP, the Registrant’s independent registered public accounting firm, has not yet been able to complete its SAS 100 review in connection with the Form 10-Q.

At this time, the Registrant cannot provide assurances as to when the Form 10-Q will be filed.

Some of the statements in this notice are forward-looking statements.  These statements are based on beliefs and expectations of the Registrant’s management, and on information currently available to management.  Forward-looking statements speak only as of the date they are made, and the Registrant makes no promise to update any forward-looking statement, whether as a result of changes in underlying factors, new information, future events or otherwise.  A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including, but not limited to, the timing and outcome of the review being conducted by independent outside counsel on behalf of the audit committee of the Registrant’s board of directors.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	E. Peter Urbanowicz, General Counsel	(469)	893-6450
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Tenet Healthcare Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2005	By	/s/ E. PETER URBANOWICZ
E. Peter Urbanowicz
General Counsel